Acacia Research Corporation
500 Newport Center Drive
Newport Beach, CA 92660
December 21, 2009

VIA FACSIMILE (703) 813-6981 AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Ms. Davis, Division of Corporation Finance

Re:	Acacia Research Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 26, 2009
File No. 000-26068
Supplemental Responses to United States Securities and Exchange Commission Staff (“Staff”) comments made by Letter dated September 15, 2009

Dear Ms. Davis:

As requested by you telephonically on November 24, 2009, we hereby supplement our responses to the Staff, made by letter dated October 28, 2009, to Staff comments made by letter dated September 15, 2009 (the “Comment Letter”) as set forth below.

Form 10-K for the Year Ended December 31, 2008
Consolidated Financial Statements
Notes to Consolidated Financial Statements
2.  Summary of Significant Accounting Policies
Revenue Recognition, page F-9

Comment #3 - Supplement Information

1.	Discussion of Contemplated Change in Accounting Policy with Independent Registered Public Accounting Firm, Grant Thornton LLP

The Registrant hereby confirms that it has discussed its rational and contemplated decision to change its accounting policy for its term license arrangements, as communicated to the Staff by letter dated October 28, 2009 (“previous response letter”), with its independent registered public accounting firm, Grant Thornton LLP (“Grant Thornton”).  Grant Thornton has preliminarily indicated agreement with our position regarding the change in accounting policy for our term license agreements as described in our previous response letter, and that accounting for our term license arrangements to recognize revenue when delivery of the license has occurred and when all other revenue recognition criteria have been met is preferable.  Grant Thornton has indicated that they expect to be able to issue a preferability letter with respect to this proposed change in accounting, subject to completion of their audit procedures for the year ending December 31, 2009.

2.	Impact of Change in Accounting Policy on 2009 and Prior Periods:

As communicated in our previous response letter, we expect that the contemplated change in accounting policy for our term license agreements will be accounted for through retrospective application of the new accounting policy as of the beginning of fiscal 2009, with the required disclosures being made in our 2009 Form 10-K and in future quarterly and annual filings with the Securities and Exchange Commission, as applicable.

We considered the guidance set forth in ASC 250 to determine whether the impact of the change in accounting policy for our term license arrangements on previously reported financial data for periods prior to 2009 would be considered material.  In accordance with ASC 250, if the impact of the change in accounting policy in prior periods is not considered material, then a change to previously reported financial data would not be required.  The table below sets forth the potential adjustments resulting from the change in accounting policy for our term license arrangements for the periods prior to 2009 to be presented in our Annual Report on Form 10-K for the year ended December 31, 2009 (i.e. selected financial data and financial statements):

				2008				2008
	2005	2006	2007	Q1	Q2	Q3	Q4	Year to Date
Adjustments:
(Understatement) / Overstatement - Revenues -- Understatement / (Overstatement) Net Loss	(95,173)	204,930	(2,918)	(112,705)	101,279	(165,936)	196,553	19,193
(Understatement) / Overstatement - Deferred Revenue	491,730	328,441	249,196	361,921	260,641	426,597	230,043	229,586
(Understatement) / Overstatement - Accumulated Deficit	(396,557)	(533,371)	(246,278)	(249,216)	(361,920)	(260,661)	(426,596)	(248,779)

Revenues:
License Fee Revenues - As Reported	19,574,000	34,825,000	52,597,000	9,048,000	7,116,000	13,796,000	18,267,000	48,227,000
License Fee Revenues - As Revised	19,669,173	34,620,070	52,599,918	9,160,705	7,014,721	13,961,936	18,070,447	48,207,807
(Understatement) / Overstatement - % of Reported Revenues	-0.5%	0.6%	0.0%	-1.2%	1.4%	-1.2%	1.1%	0.0%

Net Loss:
Net Income (loss) - As Reported	(6,275,000)	(5,496,000)	(7,359,000)	(4,489,000)	(5,041,000)	(2,420,000)	(1,807,000)	(13,757,000)
Net Income (loss) - As Revised	(6,179,827)	(5,700,930)	(7,356,082)	(4,376,295)	(5,142,279)	(2,254,064)	(2,003,553)	(13,776,193)
(Under)/ Overstatement as a % of Net income(Loss) - Reported	1.5%	-3.7%	0.0%	2.5%	-2.0%	6.9%	-10.9%	-0.1%

Loss per Share:
Basic and Diluted Loss Per Share - As Reported	(0.24)	(0.19)	(0.26)	(0.15)	(0.17)	(0.08)	(0.06)	(0.47)
Basic and Diluted Loss Per Share - As Revised	(0.23)	(0.21)	(0.26)	(0.15)	(0.18)	(0.08)	(0.07)	(0.47)
Basic and Diluted Loss Per Share - Difference	(0.01)	0.02	-	-	0.01	-	0.01	-

Balance Sheet:
Deferred Revenue Adjustment - Overstatement	491,730	328,441	249,196	361,921	260,641	426,597	230,043	229,586
Liabilities - As reported	6,647,000	7,487,000	6,247,000	6,431,000	8,221,000	13,491,000	14,527,000	14,527,000
Percentage of Total Liabilities	7.4%	4.4%	4.0%	5.6%	3.2%	3.2%	1.6%	1.6%

Accumulated Deficit - Adjustment	(396,557)	(533,371)	(246,278)	(249,216)	(361,920)	(260,661)	(426,596)	(248,779)
Total Shareholders' Equity - As Reported	61,803,000	61,494,000	64,804,000	62,254,000	59,184,000	58,715,000	58,847,000	58,847,000
Percentage of Total Shareholders' Equity	-0.6%	-0.9%	-0.4%	-0.4%	-0.6%	-0.4%	-0.7%	-0.4%

Trailing Twelve Month Revenues (TTMR):
Trailing Twelve-Month Revenues - Pre Adjustment	19,574,000	34,825,000	52,597,000	36,460,000	37,710,000	41,963,000	48,227,000	48,227,000
Impact of Accounting Policy Change - Trailing-Twelve Months	(95,173)	204,930	(2,918)	27,072	(21,185)	24,922	19,193	19,193
Trailing Twelve-Month Revenues - Post Adjustment	19,669,173	34,620,070	52,599,918	36,432,928	37,731,185	41,938,078	48,207,807	48,207,807
(Understatement) / Overstatement as a % of TTMR	-0.5%	0.6%	0.0%	0.1%	-0.1%	0.1%	0.0%	0.0%

Analysis:

Revenues:  The net impact of any potential adjustment on consolidated license fee revenues is not quantitatively or qualitatively material to any of the quarterly or annual periods presented in the table above.  Further, from a qualitative standpoint, there is no impact on any known license fee revenue related trends or other MD&A related disclosures provided in related public filings during the applicable periods.

Net Loss:  The net impact of any adjustment is not quantitatively material to net loss for the periods reflected in the table above, except for the third and fourth quarters of 2008, where our interim net results were close to break-even, or between $1.8 million and $2.4 million in net loss.  From a qualitative standpoint, the impact did not result in a change from net income to net loss or vice versa for any of the periods reflected, and did not result in any changes in any known trends related to net loss, or other MD&A related disclosures regarding results from operations during the periods presented.  Further, the impact of the change in accounting policy does not change the quarterly trend of revenues within the 2008 fiscal year, with the fourth quarter net loss being less than the third quarter net loss with and without the impact of the accounting policy change, and so on.  The potential adjustment is not quantitatively or qualitatively material to net loss for the year ended December 31, 2008.  See additional qualitative considerations below regarding the quantitative impact of the potential adjustments as a percentage of net loss for the third and fourth quarters of 2008.

Cost of Revenue and Taxes:  The change in accounting policy has no impact on cost of revenue as there are no contingent legal fees, inventor royalties or other costs directly related to the license fee revenues amortized under our current accounting policy for term license arrangements for the periods presented above.  Further, due to significant tax losses for the periods presented above, there is no tax impact associated with the change in accounting policy for our term license arrangements.

Loss per Share:  The net impact is not quantitatively or qualitatively material to loss per share in any of the periods reflected in the table above.  The impact did not result in any changes in any known trends in loss per share, or other MD&A related disclosures during the periods.

Other:  The change in accounting policy does not impact the statement of cash flows and would have an immaterial impact on the balance sheet related to the reversal of related deferred revenues and corresponding increase in total shareholder's equity during the periods previously reported.  All license fee payments received under our term license arrangements are nonrefundable.

Additional Qualitative Considerations:

Additionally, we considered the following additional qualitative factors described in SAB 99:

•
Pursuant to Staff Accounting Bulletin No. 99, (“SAB 99”), materiality concerns the significance of an item to users of a registrant's financial statements. A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important. Per ASC 250-10-S99-1, the FASB stated the essence of the concept of materiality as follows:

“…The omission [or misstatement] of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

With respect to the third and fourth quarters of 2008, the effect of the change in accounting policy is 7% and (11%), respectively, of the net loss for the quarters.  This is primarily due to the higher level of revenues in the third and fourth quarters of 2008 and as a result, net loss results that are closer to break-even than in prior quarters within 2008.  We communicate to investors quarterly that our quarterly revenues will fluctuate quarter to quarter based on several factors as disclosed in our reports on Form 10-K and 10-Q.

Further we have a history of annual and quarterly losses.  As such, we believe that investors, along with management, continue to evaluate our business based on revenues, and trailing twelve-month license fee revenue growth, not based on net loss results. The impact of the change in accounting policy is less than .1% (point one percent) of trailing twelve-month revenues for the 2008 quarterly periods previously reported.  Accordingly, measuring the potential adjustment as a percentage of the net quarterly loss is not necessarily the best measure of materiality, specifically in periods where the net loss is close to break-even, as is the case in the third and fourth quarters of 2008.  The potential adjustment as a percentage of revenues is 1% or less for all periods presented in the table above, which we believe is not quantitatively or qualitatively material as contemplated by SAB 99.

The following disclosures in our 2008 Form 10-K support these qualitative considerations:

•
On page 7 of our 2008 Form 10-K, Under “Risk Factors” we include a risk factor entitled, “Our Revenues Will Be Unpredictable, And This May Harm Our Financial Condition.”  This risk factor explains that due to the nature of our licensing business and uncertainties regarding the amount and timing of the receipt of license fees from potential infringers, stemming primarily from uncertainties regarding the outcome of enforcement actions, rates of adoption of our patented technologies, the growth rates of our existing licensees and other factors, we cannot currently predict the amount and timing of the receipt of license fee revenues with a sufficient degree of precision.  As a result, our revenues may vary significantly from quarter to quarter, which could make our business difficult to manage and cause our quarterly results to be below market expectations.  Consistent with this disclosure provided in our 10-K, on quarterly and year-end earnings conference calls we consistently remind investors that our revenues will continue to be “lumpy” as a result of these factors.

•
On page 23 of our 2008 Form 10-K we disclose that we measure and assess the performance and growth of our patent licensing and enforcement business conducted by our operating subsidiaries based on consolidated license fee revenues recognized across all of our technology licensing and enforcement programs on a trailing twelve-month basis, which provides insight for investors on how management currently assesses the performance and growth of our business, and hence, how investors should continue to assess performance.

•	On page 27 of our 2008 Form 10-K we disclose the following:

License fee revenues recognized by our operating subsidiaries fluctuate from period to period primarily based on the following factors:

▪	the timing and results of patent filings and other enforcement proceedings relating to our intellectual property rights;

▪
the dollar amount of agreements executed each period, which is primarily driven by the nature and characteristics of the technology being licensed and the magnitude of infringement associated with a specific licensee;

▪	the specific terms and conditions of agreements executed each period and the periods of infringement contemplated by the respective payments;

▪	fluctuations in the total number of agreements executed;

▪	fluctuations in the sales results or other royalty per unit activities of our licensees that impact the calculation of license fees due;

▪	the timing of the receipt of periodic license fee payments and/or reports from licensees; and

▪	fluctuations in the net number of active licensees period to period.

Further, as disclosed in the table above, while the potential adjustment may appear to be quantitatively material to net loss for the third and fourth quarters of 2008, the potential adjustment is not quantitatively or qualitatively material to net loss for the year ended December 31, 2008.

Given that the potential adjustments are not quantitatively or qualitatively material to quarterly or annual revenues, which is the current primary metric used by management and believed to be used by investors to evaluate our business, we do not believe that the judgment of a reasonable person relying upon the respective reports would be changed or influenced by the inclusion of the potential adjustments included in the table above.

•	The potential adjustments do not impact cash inflows or outflows from operating, investing or financing activities, liquidity, working capital or debt covenants.

•	The reason for the potential adjustments does not in any way relate to fraudulent financial reporting or concealment of unlawful activities.

•
The impact of the potential adjustments does not distort net results, does not change net loss to net income or vice versa in any period, does not impact any historical liquidity trends or related assertions made by management and hence does not misinform, mislead or otherwise impact financial statement readers or any respective historical analysis by financial statement readers.

•
The potential adjustments do not relate to any egregious circumstances.  The potential adjustment relates to a decision to change from one generally accepted accounting principle to another generally accepted accounting principle, both of which are considered acceptable alternatives, based on certain preferability considerations described in our previous response letter.  The potential adjustment is not due to the correction of an error.

•	The potential adjustments do not amend or otherwise modify the companies past MD&A discussions regarding liquidity and capital resources or the availability of working capital for current operations.

•	The potential adjustments do not impact any matters related to regulatory compliance, contractual compliance, analysts’ consensus or expectations, or management compensation.

•	Given the qualitative considerations described herein, no significant market reaction is expected, given the nature, facts and circumstances associated with the potential adjustment.

Based on the financial statements taken as a whole and consideration of the quantitative and qualitative aspects of the application of a consistent accounting policy to our term license agreements and perpetual license fee arrangements with similar significant terms and conditions, we are of the view that the impact of applying a consistent accounting policy is not material to the historical periods presented in the table above.  Accordingly, our consolidated financial statements for years prior to 2009 are not expected to be retroactively restated for this change in accounting policy.